(202) 274-2009                                                 mlevy@luselaw.com

February 3, 2006

VIA EDGAR
---------

Ms. Paula Smith
Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

         Re:      AMASYS Corporation:  Item 4.01 Form 8-K
                  Filed January 10, 2006 - File No. 000-21555
                  -------------------------------------------

Dear Ms. Smith:

     This is in response to your comment letter dated January 19, 2006 concerning the above referenced Form 8-K filed on behalf of AMASYS Corporation (the "Company") on January 10, 2006. Below are the responses to the comments (in bold).

1. Please amend your Form 8-K to specifically indicate whether your former auditor resigned, declined to stand for re-election, or was dismissed. Disclose the date your relationship ended. Also, indicate whether the decision to change auditors was recommended or approved by your board of directors. Refer to Item 304(a)(1)(i-iii) of Regulation S-B.

     The Form 8-K has been amended to disclose that the Company's former auditor was dismissed, effective January 17, 2006. The Form 8-K has been amended to disclose that the Company's Audit Committee of the Board of Directors approved the change of auditors.

2. Please amend your Form 8-K to include the required letter from your former auditor addressing your revised disclosure as an exhibit 16 (not an exhibit 99) to your Form 8-K/A. Refer to Item 304(a)(3) and Item 601(a).

     The Form 8-K has been amended to include the required letter from the Company's former auditor addressing the revised disclosure as an exhibit 16.

                                      * * *

Ms. Paula Smith
February 3, 2006
Page 2


     We trust that the above information is responsive to the staff's comments. Please direct any additional comments or questions to the undersigned.

                                                Sincerely,

                                                /s/ Marc P. Levy

                                                Marc P. Levy

cc:      C.W. Gilluly, AMASYS Corporation
         Amber Gordon, AMASYS Corporation